Filing under Rule 425 under
                                                      the Securities Act of 1933
                                               and deemed filed under Rule 14d-2
                                          of the Securities Exchange Act of 1934
                                                 Filing by: Carnival Corporation
                                      Subject Company: P&O Princess Cruises plc.
                                             SEC File No. of Princess: 001-15136



             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           AUSTRALIA, CANADA OR JAPAN


                                                                     27 MAY 2002

                              CARNIVAL CORPORATION
--------------------------------------------------------------------------------
                STATEMENT REGARDING POTENTIAL ASSET DIVESTITURES
             ASSOCIATED WITH BID TO ACQUIRE P&O PRINCESS CRUISES PLC

Carnival today issued the following statement in response to unsubstantiated media reports speculating on a possible divestiture of Cunard Line in order to receive regulatory clearance in Europe for its proposed bid to acquire P&O Princess.

STATEMENT

Carnival's Cunard Line is a unique, global, internationally recognized premium and luxury cruise operator that provides a sophisticated, upscale cruise experience aboard its vessels, the Caronia and the world famous Queen Elizabeth 2 (QE2). Cunard currently has under construction two new vessels; the 150,000 gross-registered-ton Queen Mary 2 (QM2), which will be the world's largest passenger ship and the first transatlantic liner constructed in more than three decades, scheduled to enter service in January 2004, and an as-yet-unnamed 85,000-ton ship scheduled for delivery in January 2005. These two vessels represent a $1.2 billion investment in the future of Cunard Line and demonstrate Carnival's full commitment to growing this world recognized brand. Should Carnival be required to divest assets in Europe as a condition of regulatory clearance for its proposed bid to acquire P&O Princess, Carnival would not consider disposing of Cunard Line.

Carnival remains fully dedicated to obtaining regulatory clearance for the offer for P&O Princess and continues to believe that the proposed transaction raises no substantive antitrust issues. However, should it ultimately prove necessary, Carnival would, in certain circumstances, be prepared to consider disposing of P&O Cruises-UK, although Carnival does not consider this a "non material disposal". P&O Cruises-UK, a cruise company owned by P&O Princess, operates a fleet of four ships in the contemporary segment of the UK cruise market and competes vigorously with numerous other contemporary cruise brands operating in the UK market, including Royal Caribbean, Carnival Cruise Lines, Costa and Norwegian Cruise Line.

Carnival is comprised of Carnival Cruise Lines, the world's largest cruise line based on passengers carried, Holland America Line, Costa Cruises, Cunard Line, Seabourn Cruise Line and Windstar Cruises. Carnival's various brands operate 43 ships in the Caribbean, Alaska, Europe, Mexican Riviera, South America and other worldwide destinations.

ENQUIRIES:

CARNIVAL                                Telephone: +1 305 599 2600
Micky Arison
Howard Frank

FINANCIAL DYNAMICS                      Telephone: +44 20 7831 3113
Nic Bennett

APCO EUROPE                             Telephone: +32 2 645 9834
Tom Brookes

Terms used in this announcement have the same meaning as in the announcement dated 7 February 2002.

Merrill Lynch International and UBS Warburg Ltd., a subsidiary of UBS AG, are acting as joint financial advisors and joint corporate brokers exclusively to Carnival and no-one else in connection with the Increased Offer and will not be responsible to anyone other than Carnival for providing the protections afforded to clients respectively of Merrill Lynch International and UBS Warburg Ltd. as the case may be or for providing advice in relation to the Increased Offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this announcement constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. Carnival has tried, wherever possible, to identify such statements by using words such as "anticipate," "assume," "believe," "expect," "intend," "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. These forward-looking statements, including those which may impact the forecasting of Carnival's annual cost savings that underlie estimates of synergies and one time costs to implement synergies, net revenue yields, booking levels, price, occupancy or business prospects, involve known and unknown risks, uncertainties and other factors, which may cause Carnival's actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which may impact levels of disposable income of consumers and the net revenue yields for Carnival's cruise products; consumer demand for cruises and other vacation options; other vacation industry competition; effects on consumer demand of armed conflicts, political instability, terrorism, the availability of air service and adverse media publicity; increases in cruise industry and vacation industry capacity; continued availability of attractive port destinations; changes in tax laws and regulations; Carnival's ability to implement its brand strategy, Carnival's ability to implement its shipbuilding program and to continue to expand its business outside the North American market; Carnival's ability to attract and retain shipboard crew; changes in foreign currency rates, security expenses, food, fuel, insurance and commodity prices and interest rates; delivery of new ships on schedule and at the contracted prices; weather patterns; unscheduled ship repairs and dry-docking; incidents involving cruise ships; impact of pending or threatened litigation; and changes in laws and regulations applicable to Carnival.

Carnival cautions the reader that these risks may not be exhaustive. Carnival operates in a continually changing business environment, and new risks emerge from time to time. Carnival cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Carnival undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CARNIVAL PLANS TO FILE A REGISTRATION STATEMENT ON FORM S-4 AND A STATEMENT ON SCHEDULE TO WITH THE US SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH COMMENCEMENT OF THE INCREASED OFFER. THE FORM S-4 WILL CONTAIN A PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE INCREASED OFFER. CARNIVAL PLANS TO MAIL THE PROSPECTUS CONTAINED IN THE FORM S-4 TO SHAREHOLDERS OF P&O PRINCESS WHEN THE FORM S-4 IS FILED WITH THE SEC. THE FORM S-4, THE PROSPECTUS AND THE SCHEDULE TO WILL CONTAIN IMPORTANT INFORMATION ABOUT CARNIVAL, P&O PRINCESS, THE INCREASED OFFER AND RELATED MATTERS. INVESTORS AND STOCKHOLDERS SHOULD READ THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER CAREFULLY BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE INCREASED OFFER. THE FORM S-4, THE PROSPECTUS, THE SCHEDULE TO AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE AVAILABLE WHEN FILED FREE OF CHARGE AT THE SEC'S WEB SITE, AT WWW.SEC.GOV. IN ADDITION, THE PROSPECTUS AND ALL OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER WILL BE MADE AVAILABLE TO INVESTORS FREE OF CHARGE BY WRITING TO TIM GALLAGHER AT CARNIVAL CORPORATION, CARNIVAL PLACE, 3655 N.W. 87 AVENUE, MIAMI, FLORIDA, 33178-2428, US.

IN ADDITION TO THE FORM S-4, PROSPECTUS, THE SCHEDULE TO AND THE OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE INCREASED OFFER, CARNIVAL IS OBLIGATED TO FILE ANNUAL, QUARTERLY AND CURRENT REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. PERSONS MAY READ AND COPY ANY REPORTS, STATEMENTS AND OTHER INFORMATION FILED WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. FILINGS WITH THE SEC ALSO ARE AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.